DIVERSIFIED RESOURCES INC.
37 Mayfair Road SW
Calgary, Alberta T2V 1Y8

October 25, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Mark Wojciechowski

Re:	Diversified Resources Inc. Amendemnt No. 2 to Registration Statement on Form S-1 Filed September 16, 2011 File No. 333-175183

Dear Mr. Wojciechowski,

As per your comment letter dated October 12, 2011 and have filed an amendment to the S-1 which was originally filed June 28, 2011.  We have responded to your comments in the same order in which they were presented.

Dilution, page 10

1.	We have added disclosure to page 11 to address your comment.

Plan of Distribution, page 13

2.	We have added disclosure to page 14 to address your comment.

Financial Statements, page 29

Statement of Operations, page 31

3.	We have revised the statement of operations to include the three months ended July 31, 2011 and 2010, rather than the 6 months ended.

Yours truly,

/s/ Gordon Smith

Gordon Smith
President